Exhibit 21.1
NEUROCRINE BIOSCIENCES INC. SUBSIDIARIES
The following is a list of the Company's subsidiaries as of February 4, 2026.

Name of Subsidiary	Jurisdiction
Neurocrine Continental, Inc.	Delaware, USA
Neurocrine International, Inc.	Delaware, USA
Neurocrine Holdings Limited	England and Wales
Neurocrine Ireland Limited	Ireland
Neurocrine Therapeutics Limited	Ireland
Neurocrine Switzerland GmbH	Switzerland